HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 FAX 804 • 788 • 8218

FILE NO. 79106.000005

March 22, 2013

VIA EDGAR

Mr. Michael McTiernan, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	American Residential Properties, Inc.
Amendment No. 1 to Confidential Draft Registration Statement on Form S-11
Submitted on February 14, 2013
File No. 377-00089

Dear Mr. McTiernan:

As counsel to American Residential Properties, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), the Company’s Registration Statement on Form S-11 (the “Registration Statement”) relating to its proposed initial public offering of common stock and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated March 5, 2013 (the “Comment Letter”) relating to the above-referenced Amendment No. 1 to the Company’s Confidential Draft Registration Statement (File No. 377-00089) submitted to the Commission on February 14, 2013 (the “Amended DRS”).

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company.

ATLANTA    AUSTIN    BANGKOK    BEIJING    BRUSSELS     CHARLOTTE    DALLAS    HOUSTON    LONDON    LOS ANGELES

McLEAN    MIAMI    NEW YORK    NORFOLK    RALEIGH    RICHMOND    SAN  FRANCISCO    TOKYO    WASHINGTON

www.hunton.com

Mr. Michael McTiernan, Assistant Director

United States Securities and Exchange Commission

March 22, 2013

We have provided to each of you, Mr. Eric McPhee, Mr. Jonathan Wiggins and Mr. Jerard Gibson a courtesy copy of this letter and two courtesy copies of the Registration Statement submitted by the Company on the date hereof, one copy of which (the “Blacklined Version”) has been marked to reflect changes made to the Amended DRS. The changes reflected in the Registration Statement have been made in response to the Staff’s comments and for the purpose of updating and revising certain other information.

We note, however, that certain information, such as information about the Company’s portfolio of properties, will be updated further in a subsequent pre-effective amendment to the Registration Statement prior to commencing the roadshow for the Company’s initial public offering.

All page references in responses are to pages of the Blacklined Version. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

General

1.	We have considered your response to comment 3. We continue to view your offering as a “blind pool” offering and believe that information about the performance of the Phoenix Fund’s portfolio is necessary to evaluate the promoter’s track record.

RESPONSE: Based on telephonic discussions with the Staff, the Company will provide the requested disclosure of information about the performance of Phoenix Fund’s portfolio in a future pre-effective amendment to the Registration Statement.

2.	We note your responses to prior comments 9 and 14 and will continue to monitor future amendments for updated disclosure.

RESPONSE: In keeping with its earlier response to the Staff’s prior comment 9, the Company has added disclosure on pages 11, 22, 65, 68, 135 and elsewhere in the Registration Statement. With regard to the Staff’s prior comment 14, the Company advises the Staff that the Company considers the metric “average time to stabilization” to be meaningful only for larger portfolios of stabilized homes. Accordingly, the Company does not expect to assess its portfolio using this metric until the end of December in 2013.

Mr. Michael McTiernan, Assistant Director

United States Securities and Exchange Commission

March 22, 2013

Prospectus Summary

Our Property Management Process, page 10

3.	Please discuss the number of employees you have who perform property management functions, and where these employees are located geographically.

RESPONSE: The Company has added disclosure on pages 13 and 146 in response to the Staff’s comment.

Financial Statements

4.	Please provide historical financial information under Rule 3-14 of Regulation S-X for the acquisitions of portfolios 25 and 26.

RESPONSE: Based on telephonic discussions with the Staff, the Company will provide the requested financial information for these two portfolios in a future pre-effective amendment to the Registration Statement.

5.	Please provide updated financial statements in your next amendment.

RESPONSE: The Company has provided its financial statements as of and for the period ending December 31, 2012 in the Registration Statement.

Investment in Real Estate, page F-7

6.	We continue to consider your response to comment 19 from our letter dated February 6, 2013 and may have further comments.

RESPONSE: Based on telephonic discussions with the Staff, the Company believes it has addressed the Staff’s comments and questions.

Mr. Michael McTiernan, Assistant Director

United States Securities and Exchange Commission

March 22, 2013

Part II. Item 33.

7.	We note the recent private placement and your reliance on Rule 506. Please revise to briefly describe the purchaser(s) and the manner of the offering.

RESPONSE: The Company has added disclosure under Item 33 of Part II in response to the Staff’s comment.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-7366 or Mark W. Wickersham at 804-788-7281.

Very truly yours,

/s/ Daniel M. LeBey

Daniel M. LeBey, Esq.

cc:	Stephen G. Schmitz
Laurie A. Hawkes

Enclosure